Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2020

Financial Highlights

For the three months ended December 31, 2020, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $69.9 million, operating income of $30.4 million and net income of $24.6 million.

•	Generated Adjusted EBITDA of $52.9 million (1)

•	Generated distributable cash flow of $28.6 million (1)

•	Reported a distribution coverage ratio of 1.58 (2)

Other Partnership Highlights and Events

•	Fleet operated with 98.6% utilization for scheduled operations.

•	The Partnership’s operations remained materially unaffected by the COVID-19 outbreak to date.
•	On November 20, 2020, the Partnership entered into a new and additional $25 million unsecured revolving credit facility to further increase its available liquidity.
•	The Partnership secured new three-year fixed time charter contracts for the vessels, Tordis Knutsen, Vigdis Knutsen and Lena Knutsen to commence in 2023.
•	On December 30, 2020, the Partnership, through its wholly-owned subsidiary Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a 10-year sale and leaseback agreement in respect of the Raquel Knutsen.

•	On December 31, 2020, the Partnership completed the acquisition from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) of the entity that owns the shuttle tanker, Tove Knutsen. The purchase price was $117.8 million, less $93.1 million of outstanding indebtedness related to the Tove Knutsen, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tove Knutsen, minus other purchase price adjustments of $3.6 million. The Tove Knutsen is operating in Brazil on a fixed 7-year time charter with Equinor Shipping Inc.
•

On February 11, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2020 to all common unitholders of record on January 29, 2021. On February 11, 2021, the Partnership paid a cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended December 31, 2020 in an aggregate amount equal to $1.8 million.

•

The Windsor Knutsen was redelivered to the Partnership from Shell on December 7, 2020. The Partnership has subsequently agreed on the commercial terms for an expected one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021. In December 2020, the Windsor Knutsen reported a crack in its main engine block and was placed off-hire. The Partnership’s hull and machinery insurance is expected to cover the cost of repairs and loss of hire insurance is expected to provide income at approximately the level earned during the vessel’s prior long-term charter, excepting a 14-day deductible period under the policy, until such time as the vessel is repaired and fully operational, which is expected to be in or around June 2021. The incident and the repair are not expected to result in any future loss of hire.

•

On March 9, 2021, the charterer of the Bodil Knutsen, Equinor ASA (“Equinor”) did not notify the Partnership by this due date of its intention to exercise its option to extend the time charter for the vessel. Based on a redelivery notice received, the charter is currently expected to expire on April 9, 2021. As a result, the Partnership has already begun marketing the vessel for long-term employment and intends for the vessel to be utilised in any intervening period in the short-term market, including in the contract of affreightment ('COA') market in the North Sea.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Financial Results Overview

Total revenues were $69.9 million for the three months ended December 31, 2020 (the “fourth quarter”), compared to $71.3 million for the three months ended September 30, 2020 (the “third quarter”). The decrease was mainly related to lower utilization of the fleet due to redelivery of Windsor Knutsen from Shell on December 7, 2020.

Vessel operating expenses for the fourth quarter of 2020 were $15.6 million, a decrease of $1.1 million from $16.7 million in the third quarter of 2020. The decrease is mainly due to lower operating costs on average for the fleet in the fourth quarter.

General and administrative expenses were $1.4 million for the fourth quarter compared to $1.3 million in the third quarter.

Depreciation was $22.5 million for the fourth quarter, which is unchanged from the third quarter.

As a result, operating income for the fourth quarter was $30.4 million, compared to $30.9 million in the third quarter.

Interest expense for the fourth quarter was $6.1 million, a decrease of $0.5 million from $6.6 million for the third quarter. The decrease was due to a combination of lower average LIBOR rates and decreased debt leverage for all credit facilities.

Realized and unrealized gain on derivative instruments was $0.2 million in the fourth quarter, compared to $0.9 million in the third quarter. The unrealized non-cash element of the mark-to-market gain was $2.3 million for the fourth quarter of 2020, compared to $2.4 million for the third quarter of 2020. All of the unrealized gain for the fourth quarter of 2020 is related to a mark-to-market gain on interest rate swaps.

As a result, net income for the fourth quarter of 2020 was $24.6 million compared to $25.1 million for the third quarter of 2020.

Net income for the fourth quarter of 2020 increased by $0.8 million to $24.6 million from net income of $23.8 million for the three months ended December 31, 2019. Operating income for the fourth quarter of 2020 decreased by $0.6 million to $30.4 million, compared to operating income of $31.0 million in the fourth quarter of 2019, mainly due to lower utilization of the fleet due to the redelivery of the Windsor Knutsen from Shell in the fourth quarter of 2020 and higher operating costs on average for the fleet. These factors were partially offset by full earnings from the Raquel Knutsen in the fourth quarter of 2020 compared to the fourth quarter of 2019 when the vessel had commenced its scheduled drydocking. Total finance expense for the fourth quarter of 2020 decreased by $1.5 million to $5.8 million, compared to finance expense of $7.3 million for the fourth quarter of 2019. The decrease was mainly due to lower average interest costs due to a decrease in the US LIBOR rate and lower unrealized gain on derivative instruments.

Distributable cash flow was $28.6 million for the fourth quarter of 2020, compared to $28.9 million for the third quarter of 2020. The decrease in distributable cash flow was mainly due to lower utilization of the fleet and an increased realized loss on derivative instruments, offset by decreased operating and interest expenses. The distribution declared for the fourth quarter of 2020 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers, although progress in vaccinations brings cautious optimism.

The Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, although the ultimate length and severity of the current pandemic and its potential impact on the Partnership’s business, financial condition and results of operations remains uncertain at this time. The virus outbreak has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities. Large scale distribution of vaccines seems likely to mitigate some of these uncertainties during 2021, but it remains too early to definitively judge the speed, scale and overall effect of vaccination efforts.

The Partnership’s focus continues to be on ensuring the health and safety of its employees while providing safe and reliable operations for its customers. All crew on board and staff onshore continue to take precautions with respect to social distancing, personal hygiene and other measures, following all local guidelines and regulations to minimize the spread of the virus. To date, the Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19.

Due to continuing international travel restrictions, there remain challenges in respect of crew changes and maintenance support; however the Partnership has been able to carry out crew changes in both Europe and Brazil. Crew changes continue to occur with regularity and maintenance has continued to be performed, or in some cases postponed, where it is safe and possible to do so. The majority of such difficulties continue to result from either local lockdowns or transportation or logistical restrictions. The Partnership has incurred higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks, but such overall crewing costs have remained within budget.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that an outbreak onboard a vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfil the Partnership’s obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

COVID-19 placed downward pressure on economic activity and energy demand during 2020, and there remains significant uncertainty moving into 2021. Although oil prices have rebounded back above $50/bbl and we expect this to continue through 2021, demand for oil remains below pre-COVID levels. This, together with announced delays in new capital expenditure by many oil majors in 2020 has had a negative impact on the demand for shuttle tankers in the short term and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist. This could affect the number of new, long-term offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that once economic activity begins to move back closer towards pre-COVID levels the Partnership will be well-placed to prosper.

Although the Partnership is exposed to the uncertainty of cash flows from its time charter contracts arising from the credit risk associated with the individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors, largely insulates the Partnership from this risk in most scenarios. Notwithstanding, any extended period of non-payment or idle time between charters caused by issues related to COVID-19 or otherwise could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

COVID-19 has had a sustained impact on global capital markets and the responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price remains lower than the price at the start of 2020, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity remains a less viable and more expensive option for accessing liquidity. The Partnership has two tranches of debt maturing in August and November 2021 but expects to be able to obtain refinancing for this debt, and other debt in the future, on satisfactory terms. However, if the refinancing does not occur the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Operational Review

The Partnership’s vessels operated throughout the fourth quarter of 2020 with 98.6% utilization for scheduled operations. All charter payments in respect of the quarter were received in accordance with the Partnership’s charter contracts.

The Windsor Knutsen was redelivered from the charterer on December 7, 2020. It was expected that the vessel would then undertake a number of short-term voyage contracts when the vessel reported a crack in its main engine block on December 12, 2020 and the vessel was placed off-hire. The Partnership’s hull and machinery insurance is expected to cover the cost of repairs and loss of hire insurance is expected to provide income at approximately the level earned during the vessel’s prior long-term charter, excepting a 14-day deductible period under the policy, up to and until the vessel is ready to return to service. Based on lead times for the manufacturing of necessary parts, logistics and the repair itself, the Partnership currently anticipates that the vessel will return to service in or around June 2021.

The Partnership has agreed on the commercial terms for an expected one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021.

On December 8, 2020, the Partnership secured new three-year fixed contracts for the vessels, Tordis Knutsen, Vigdis Knutsen and Lena Knutsen, with a major oil company. The commencement of these new time charters range between May and December 2023, where it is the owner’s choice which of the vessels will be put forward and used under each charter. All three charters are for fixed periods of three years, however the third charter grants cancellation options to the charterer at the end of the first and the second years with penalties payable to the Partnership if exercised. The vessels will now be marketed for short to mid-term charter business in the intervening period between the end of the vessels’ current fixed charters (in 2022) and the commencement of the abovementioned new fixed charters (in 2023), which period on average is currently estimated to be 15 months for each vessel.

On March 9, 2021, the charterer of the Bodil Knutsen, Equinor did not notify the Partnership by this due date of its intention to exercise its option to extend the time charter for the vessel. Based on a redelivery notice received, the charter is currently expected to expire on April 9, 2021. As a result, the Partnership has already begun marketing the vessel for long-term employment and intends for the vessel to be utilised in any intervening period in the short-term market, including in the contract of affreightment ('COA') market in the North Sea.

Financing and Liquidity

On November 20, 2020, the Partnership entered into an agreement with Shinsei Bank, Limited for an unsecured revolving credit facility of $25 million. The facility matures in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.4% on the undrawn portion of the facility.

On December 30, 2020, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

As of December 31, 2020, the Partnership had $73.3 million in available liquidity, which consisted of cash and cash equivalents of $52.6 million and $20.7 million of capacity under its existing revolving credit facilities. The revolving credit facilities mature in August 2021 and November 2023. The Partnership’s total interest-bearing debt outstanding as of December 31, 2020 was $1,036.1 million ($1,030.3 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the fourth quarter of 2020 was approximately 2.04% over LIBOR.

As of December 31, 2020, the Partnership had entered into various interest rate swap agreements for a total notional amount of $516.2 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2020, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.88% under its interest rate swap agreements, which have an average maturity of approximately 4.3 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2020, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $467.3 million based on total interest-bearing debt outstanding of $1,036.1 million, less interest rate swaps of $516.2 million and less cash and cash equivalents of $52.6 million. The Partnership’s outstanding interest-bearing debt of $1,036.1 million as of December 31, 2020 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment	Total
2021	90,912	95,811	186,723
2022	75,577	236,509	312,086
2023	59,902	235,185	295,087
2024	18,240	123,393	141,633
2025	4,583	96,006	100,589
Total	$249,214	$786,904	$1,036,118

Acquisition of Tove Knutsen

On December 31, 2020, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 34 AS (“KNOT 34”), the company that owns the shuttle tanker, Tove Knutsen , from Knutsen NYK (the “Tove Acquisition”). The purchase price was $117.8 million, less approximately $93.1 million of outstanding indebtedness related to the Tove Knutsen plus approximately $0.8 million for certain capitalized fees related to the financing of the vessel and minus other purchase price adjustments of $3.6 million. On the closing of the Tove Acquisition, KNOT 34 repaid $6.9 million of the indebtedness, leaving an aggregate of approximately $86.3 million of debt outstanding under the secured credit facility related to the vessel (the “Tove Facility”). The Tove Facility is repayable in quarterly instalments with a final balloon payment of $65.5 million due at maturity in September 2025. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The purchase price was settled in cash.

The Tove Knutsen is operating in Brazil under a time charter with Equinor, which will expire in the fourth quarter of 2027. The charterer has options to further extend the charter for up to two two-year periods and nine one-year periods. The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Tove Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the acquisition and the purchase price offered by Knutsen NYK.

Distributions

On February 11, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2020 to all common unitholders of record on January 29, 2021. On February 11, 2021, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2020 in an aggregate amount equal to $1.8 million.

Outlook

The Partnership’s earnings for the first quarter of 2021 will be affected by the planned 10-year special survey dry docking of the Bodil Knutsen, which went off-hire February 22, 2021 and which is expected to last approximately 30-32 days. The Tordis Knutsen is due for her first planned 5-year special survey drydocking in the fourth quarter of 2021, which is expected to be carried out in Europe. The vessel is expected to be off-hire for approximately 50-55 days, including mobilization to and from Europe.

The Partnership currently expects that the Windsor Knutsen will be successfully repaired and, given expected insurance recoveries, that no material or lasting financial or operational impact will result. Following the repair, it is expected that a new one-year fixed charter with additional charterer’s options will commence in the third quarter of 2021. From the time of the redelivery of the Bodil Knutsen on or around April 9, 2021, any significant period of reduced utilization thereafter will affect the Partnership’s earnings in 2021. However the Partnership is optimistic of securing new employment for the vessel, has already begun marketing the vessel for long-term employment and intends for the vessel to be utilised in any intervening period in the short-term market, including in the contract of affreightment ('COA') market in the North Sea. Based on this outlook and together with the contribution expected from its newest vessel, the Tove Knutsen, the Partnership does not currently expect that the employment of the Bodil Knutsen will have a material adverse effect on the Partnership’s overall financial health in 2021.

As of December 31, 2020, the Partnership’s fleet of seventeen vessels had charters with an average remaining fixed duration of 2.9 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 3.1 years on average. As of December 31, 2020, the Partnership had $738 million of remaining contracted forward revenue, excluding options.

In October 2020, Knutsen NYK took delivery of Tove Knutsen’s sister vessel, Synnøve Knutsen, which currently is operating under a short-term contract with Petrobras in Brazil. The vessel is expected to commence on a 5-year time charter contract with Equinor in December 2021. Equinor has the option to extend the Synnnøve Knutsen charter for a further 15 years.

In February 2021, Tuva Knutsen, was delivered to Knutsen NYK from the yard and commenced on a 5-year time charter contract with a wholly owned subsidiary of the French oil major Total SE. Total has options to extend the charter for up to 15 years.

Knutsen NYK has four additional newbuildings under construction, all of which are under contract for long-term charter on delivery.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for existing and for newbuild shuttle tankers will continue to be driven over the long term, based on the requirement to replace older tonnage in the North Sea and Brazil and from further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil and the Barents Sea.

Although announcements made during the COVID-19 crisis by many of the large oil exploration and production companies resulted in near-term capital expenditure cuts delaying some new developments in Brazil and the North Sea by an expected 12 – 24 months, these announcements also indicated to the Partnership that these projects will not be cancelled. This assumption is supported by the relatively low costs of production in these areas, the rebound in both oil prices and, to a degree, current global oil demand and FPSO activity, particularly in Brazil. The Board believes that these delays have softened the short-term market for shuttle tankers, but that demand and supply will, notwithstanding, remain largely in balance until such time as the delays are resolved.

The Board remains positive with respect to the mid-to-long-term outlook for the growth in demand for shuttle tankers and confident that the Partnership is sufficiently experienced and well-placed to navigate through these headwinds and take advantage of market opportunities as they may occur.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of seventeen offshore shuttle tankers with an average age of 7.0 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, March 11, 2021 at 11 AM (Eastern Time) to discuss the results for the fourth quarter of 2020, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 from the US, dialing 1-855-669-9657 from Canada or 1-412-542-4105 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•	By accessing the webcast, which will be available for the seven days following, on the Partnership’s website: www.knotoffshorepartners.com.

March 10, 2021

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2020	September 30, 2020	December 31, 2019	2020	2019
Time charter and bareboat revenues	$69,864	$71,241	$70,063	$278,581	$282,502
Other income (1)	(5)	39	18	641	59
Total revenues	69,859	71,280	70,081	279,222	282,561
Vessel operating expenses	15,565	16,694	15,401	61,005	60,129
Depreciation	22,466	22,453	22,554	89,743	89,844
General and administrative expenses	1,410	1,258	1,105	5,392	4,858
Total operating expenses	39,441	40,405	39,060	156,140	154,831
Operating income	30,418	30,875	31,021	123,082	127,730
Finance income (expense):
Interest income	4	—	169	125	865
Interest expense	(6,113)	(6,558)	(11,433)	(31,645)	(50,735)
Other finance expense	(203)	(195)	(183)	(705)	(845)
Realized and unrealized gain (loss) on derivative instruments (2)	245	858	4,198	(25,679)	(17,797)
Net gain (loss) on foreign currency transactions	257	97	(5)	57	(252)
Total finance expense	(5,810)	(5,798)	(7,254)	(57,847)	(68,764)
Income (loss) before income taxes	24,608	25,077	23,767	65,235	58,966
Income tax benefit (expense)	(3)	(1)	(3)	(10)	(9)
Net income (loss)	24,605	25,076	23,764	65,225	58,957
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615	615

(1)	Other income for the year ended December 31, 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2020	September 30, 2020	December 31, 2019	2020	2019
Realized gain (loss):
Interest rate swap contracts	$(2,018)	$(1,521)	$597	$(3,528)	$3,812
Foreign exchange forward contracts	—	—	(1,282)	(109)	(2,933)
Total realized gain (loss):	(2,018)	(1,521)	(685)	(3,637)	879
Unrealized gain (loss):
Interest rate swap contracts	2,263	2,379	3,516	(21,795)	(20,663)
Foreign exchange forward contracts	—	—	1,367	(247)	1,987
Total unrealized gain (loss):	2,263	2,379	4,883	(22,042)	(18,676)
Total realized and unrealized gain (loss) on derivative instruments:	$245	$858	$4,198	$(25,679)	$(17,797)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2020	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$52,583	$43,525
Amounts due from related parties	5,726	2,687
Inventories	2,652	2,292
Derivative assets	—	920
Other current assets	5,511	3,386
Total current assets	66,472	52,810

Long-term assets:
Vessels, net of accumulated depreciation	1,708,786	1,677,488
Right-of-use assets	1,490	1,799
Intangible assets, net	681	1,286
Derivative assets	—	648
Accrued income	2,867	3,976
Total Long-term assets	1,713,824	1,685,197
Total assets	$1,780,296	$1,738,007

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$3,848	$2,730
Accrued expenses	5,380	6,617
Current portion of long-term debt	184,188	83,453
Current lease liabilities	652	572
Current portion of derivative liabilities	10,695	910
Income taxes payable	86	98
Current portion of contract liabilities	1,518	1,518
Prepaid charter	5,424	6,892
Amount due to related parties	2,140	1,212
Total current liabilities	213,931	104,002

Long-term liabilities:
Long-term debt	846,157	911,943
Lease liabilities	838	1,227
Derivative liabilities	19,358	5,133
Contract liabilities	2,168	3,685
Deferred tax liabilities	295	357
Total long-term liabilities	868,816	922,345
Total liabilities	1,082,747	1,026,347
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	597,390	611,241
General partner interest	10,895	11,155
Total partners’ capital	608,285	622,396
Total liabilities and equity	$1,780,296	$1,738,007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

(U.S. Dollars in thousands)	Partners' Capital		Accumulated Other		Serie A
Three Months Ended December 31, 2019 and 2020	Common Units	General Partner Units	Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Consolidated balance at September 30, 2019	$607,384	$11,082	$—	$618,466	$89,264
Net income	21,558	406	—	21,964	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at December 31, 2019	$611,241	$11,155	$—	$622,396	$89,264

Consolidated balance at September 30, 2020	$592,708	$10,806	$—	$603,514	$89,264
Net income	22,383	422	—	22,805	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at December 31, 2020	$597,390	$10,895	$—	$608,285	$89,264

Year to date December 31, 2019 and 2020
Consolidated balance at December 31, 2018	631,244	11,531	—	642,775	89,264
Net income	50,801	956	—	51,757	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2019	$611,241	11,155	—	622,396	89,264
Net income	56,953	1,072	—	58,025	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2020	$597,390	10,895	—	608,285	89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$65,225	$58,957
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	89,743	89,844
Amortization of contract intangibles / liabilities	(912)	(912)
Amortization of deferred debt issuance cost	2,503	2,617
Drydocking expenditure	(2,724)	(252)
Income tax expense	10	9
Income taxes paid	(87)	(132)
Unrealized (gain) loss on derivative instruments	22,042	18,676
Unrealized (gain) loss on foreign currency transactions	(507)	44
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(3,039)	(1,547)
Decrease (increase) in inventories	(225)	152
Decrease (increase) in other current assets	(1,865)	(912)
Decrease (increase) in accrued revenue	1,108	(168)
Increase (decrease) in trade accounts payable	700	(2,100)
Increase (decrease) in accrued expenses	(1,859)	153
Increase (decrease) prepaid charter	(1,469)	1,121
Increase (decrease) in amounts due to related parties	597	142
Net cash provided by operating activities	169,241	165,692

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(339)	—
Acquisition of Tove Knutsen (net of cash acquired)	(21,094)	—
Net cash (used in) investing activities	(21,433)	—

FINANCING ACTIVITIES
Proceeds from long-term debt	33,000	—
Repayment of long-term debt	(92,834)	(84,534)
Payment of debt issuance cost	(90)	21
Cash distributions	(79,336)	(79,336)
Net cash (used in) financing activities	(139,260)	(163,849)
Effect of exchange rate changes on cash	510	(30)
Net increase (decrease) in cash and cash equivalents	9,058	1,813
Cash and cash equivalents at the beginning of the period	43,525	41,712
Cash and cash equivalents at the end of the period	$52,583	$43,525

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31, 2020 (unaudited)	Three Months Ended September 30, 2020 (unaudited)
Net income (loss)	$24,605	$25,076
Add:
Depreciation	22,466	22,453
Other non-cash items; amortization of deferred debt issuance cost	617	624
Other non-cash items; accrued revenue	279	278
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,102)	(15,102)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(2,264)	(2,379)
Distributable cash flow	$28,573	$28,922
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.58	1.60

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Year Ended
(U.S. Dollars in thousands)	December 31, 2020 (unaudited)	December 31, 2019 (unaudited)	December 31, 2020 (unaudited)	December 31, 2019 (unaudited)
Net income (loss)	$24,605	$23,764	$65,225	$58,957
Interest income	(4)	(169)	(125)	(865)
Interest expense	6,113	11,433	31,645	50,735
Depreciation	22,466	22,554	89,743	89,844
Income tax expense	3	3	10	9
EBITDA	53,183	57,585	186,498	198,680
Other financial items (a)	(299)	(4,010)	26,327	18,894
Adjusted EBITDA	$52,884	$53,575	$212,825	$217,574

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.